

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2017

Via E-mail
Harold W. Andrews, Jr.
Chief Financial Officer
Sabra Health Care REIT, Inc.
18500 Von Karman, Suite 550
Irvine, California 92612

Re: Sabra Health Care REIT, Inc.
Registration Statement on Form S-4
Filed June 12, 2017
File No. 333-218678

Dear Mr. Andrews:

We have limited our review of your registration statement to the issue we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Material U.S. Federal Income Tax Consequences of the Merger, page 131

1.   Please clarify that you will file executed tax opinions prior to effectiveness and that the opinions will address both the tax consequences of the merger and your REIT qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3655 with any questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Andor D. Terner
       O'Melveny & Myers LLP
       Via E-mail